Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ALX Oncology Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-239927) on Form S-8 of ALX Oncology Holdings Inc. and subsidiaries of our report dated March 18, 2021, with respect to the consolidated balance sheets of ALX Oncology Holdings Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of ALX Oncology Holdings Inc. and subsidiaries.

/s/ KPMG LLP

San Francisco, California
March 18, 2021